China Industrial Waste Management, Inc.
No. 1 Huaihe West Road, E-T-D Zone,
Dalian, China 116600

December 5, 2009

Please deliver the following pages to:

Name:	Terence O’Brien Accounting Branch Chief

Re:
China Industrial Waste Management, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the Fiscal Quarters Ended March 31, 2009
And June 30, 2009
File No.002-95836-NY

Telephone Number: +1 (202) 551 3355

Total Number of Pages, Including Cover Sheet: 9

Response to comments: Please see attached.

From:	Xin Guo, Chief Financial Officer Telephone Number: +86 (411) 8259 5129 Fascimile Number: +86 (411) 8259 5169

China Industrial Waste Management, Inc.
No. 1 Huaihe West Road, E-T-D Zone,
Dalian, China 116600

December 5, 2009

Terence O’Brien, Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-4631

Dear Mr. O’Brien:

The purpose of this letter is to provide the Company’s responses to the November 5, 2009 comment letter (the “Comment Letter”). This letter indicates how the Company proposes to amend the above referenced filing to respond to your comments and provides certain supplemental information requested by you in the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross references to specific discussions and/or pages in Amendment.

Form 10-K for the Fiscal Year Ended December 31, 2008

China Industrial Waste Management, Inc.
No. 1 Huaihe West Road, E-T-D Zone,
Dalian, China 116600

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 24

Results of Operations, Page 26

1.
We note that the gross profit margins for the services you provide and for the products you sell varied significantly for each period presented in the 2008 Form 10-K and continued to significantly vary in the subsequent interim periods. In future filings please provide investors with a description of the material factors that are impacting your gross profit margins at the service/product level. Refer to Item 303(A) (3) of Regulation S-K for guidance.

Response:

The comment is noted and we will comply accordingly in future filings.

Report of Independent Registered Public Accounting Firm

2.
We note that your current auditors are located in Hollywood, Florida and your previous auditors are located in Salt Lake City, Utah. Given that it appears your principal assets and operations are in the People’s Republic of China, please request both of your auditors to briefly tell us supplementally how the audit of your assets, liabilities, and operations was conducted. Your response should include a discussion of the following:

●
Whether another auditor was involved in the audit. If so, please tell the name of the firm and indicate whether they are registered with the US Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP, US PCAOB Standards, and SEC Independence rules;

●	Whether your auditor performed all the required audit procedures within the U.S. or whether a portion of the audit was conducted by your auditor within China.

Further guidance may be found in Section 5.K of “International Reporting and Disclosure Issues in the Division of Corporation Finance” on the Commission’s website at:
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217

Response:

We have gathered the following response from our current US auditors which are located in Hollywood, Florida:

China Industrial Waste Management, Inc.
No. 1 Huaihe West Road, E-T-D Zone,
Dalian, China 116600

The audit of the Company’s financial statements was performed in accordance with the procedures required by professional standards established by the Public Company Oversight Board of the Commission and auditing standards generally accepted in the United States.  These standards and qualifications do not vary from state to state and, accordingly, we believe that the audit satisfies the requirements of the Commission. Rule SX 2-01 which requires that an accountant be licensed and in good standing under the laws of the place of the accountant’s residence or principal office.  The rule is silent as to whether or not the accountant’s state or country of licensure must coincide with the location of the registrant’s corporate offices or place where the registrant conducts its principal operations.

Jewett Schwartz Wolfe& Associates (“JSW”) assigned bilingual Audit Director to manage China Industrial Waste Management, Inc.’s (“the registrant”) annual audit and interim reviews.

Our on-site team in fiscal year 2008 audit consisted of full-time employees (including a Mandarin speaking Audit Director) from Hollywood, Florida and staff auditors from China, under the direct supervision of JSW.

The required audit procedures were performed in Dalian, China, where the registrant conducts its principal operations.

We have gathered the following response from our prior US accounting firm that is located in Salk Lake City, Utah:

The Company's U.S. prior accounting firm, Child, Van Wagoner & Bradshaw PLLC (“CVB”), used no other audit firm to assist in the audit. CVB does a great deal of audit work in Asia and its auditors were personally on site in China to perform the audit field work. Their on-site audit team consisted of their full-time employees from Utah including a Mandarin speaking Audit Director, and their contract employees from Hong Kong. In addition to the audit staff on-site, the engagement partner visited and toured the facilities, met with the management, and reviewed the on-site audit work being performed. Most of the auditor's upper level reviews and final clean-up were performed in the U.S., while the majority of required audit procedures were performed in China.

3.
Please amend your fiscal year 2008 Form 10-K to include the report of the independent registered public accounting firm for the audit of your fiscal year 2007 financial statements. Refer to Rules 3-01 and 8-02 of Regulation S-X for guidance.

China Industrial Waste Management, Inc.
No. 1 Huaihe West Road, E-T-D Zone,
Dalian, China 116600

Response:

We have made the revisions accordingly. The report of the independent registered public accounting firm for the audit of our fiscal year 2007 financial statements appears on page F-1 of the Amendment.

Consolidated Statements of Cash Flows, page F-6

4.
We note that you have included the change in the government subsidy liability as a non-cash reconciling item to net income. We further note that the government subsidy is restricted in its use (i.e., exclusively for facility construction and equipment procurement). Please tell us how you are reflecting the corresponding cash receipt from the government within total assets. In this regard, it does not appear that you have included the cash as restricted. Further, please also tell us how you determined that the change in the liability should be reflected as an operating cash flow rather than a financing cash flow. Refer to paragraphs 18-19 and 21-24 of SFAS 95 for guidance.

Response:

We have made the following revisions in the Amendment to address this Comment.

(1)	Reclassify government subsidy received into financing activities. The revision appears on F-6 page of the Amendment.

(2)	Reclassify cash in the amount of $25,204 into restricted cash. The revision appears on page F-3 of the Amendment.

(3)	Revise applicable number and discussions in Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations, to reflect the change due to reclassification.

(4)
Add additional paragraph in net cash provided by financing activities under Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations. The revision appears on page 7 of the Amendment.

3. Summary of Significant Accounting Policies, page F-8

Intangible assets, page F-10

5.	In future filings, please provide the disclosures required by paragraph 45 of SFAS 142 for your land usage right.

China Industrial Waste Management, Inc.
No. 1 Huaihe West Road, E-T-D Zone,
Dalian, China 116600

Response:

The comment is noted and we will comply accordingly in future filings.

Income taxes, page F-10

6.
In future filings please include the disclosures required by paragraphs 43-48 of SFAS 109. If you do not believe the disclosures are required because there are no material differences between your US GAAP basis financial statements and your tax basis, please revise and clarify your disclosure to state this information. To the extent that there were permanent differences between your US GAAP basis financial statements and your tax basis, please disclose those permanent differences for each period presented.

Response:

The comment is noted and we will comply accordingly in future filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

General

7.
In future filings, please revise your consolidated financial statements to present non-controlling interests in accordance with the guidance in SFAS 160 and provide the additional requested footnote disclosures. Refer to paragraphs 25-31 and 38 of SFAS 160 for guidance.

Response:

The comment is noted and we will comply accordingly in future filings.

Consolidated Statement of Cash Flows, page 3

8.
Please provide us with a reconciliation of the loss on equity investment recognized as a non-cash reconciling item for net income to the losses recognized from your equity method investee in the Consolidated Statements of Operations and Comprehensive Income and the change in your investment line item in the Consolidated Balance Sheets.

Response:

We are providing the following reconciliation, as requested.
The change in Investment line item in the Consolidated Balance Sheets

China Industrial Waste Management, Inc.
No. 1 Huaihe West Road, E-T-D Zone,
Dalian, China 116600

Investment reported on December 31, 2008 balance sheet was $2,794,248 per 2008 10K files.  (Spot exchange rate between RMB and US dollars at December 31, 2008 was 6.8225)

Investment denominated in RMB at December 31, 2008	19,063,758
Losses recognized from the equity method investee	(407,222)
Investment denominated in RMB at June 30, 2009	18,656,536

Spot exchange rate between RMB and US dollars at June 30, 2009 was 6.8302, so the Investment denominated in US dollars at June 30, 2009 was $ 2,731,477, which agreed to the Investment reported on the balance sheet at June 30, 2009 in Form 10-Q for the Fiscal Quarters Ended June 30, 2009.

Losses recognized from the equity method investee in Consolidated Statements of Operations and Comprehensive Income

Current losses recognized from the equity method investee denominated in local currency were 407,222RMB. The average exchange rate between RMB and US dollars for the period ended June 30, 2009 was 6.8326, so the investment losses recognized was $59,589, as reported in Consolidated Statements of Operations and Comprehensive Income in Form 10-Q for the Fiscal Quarter ended June 30, 2009.

The loss on equity investment recognized as a non-cash reconciling item for net income

Equity investment at December 31, 2008	$2,794,248
Equity investment at June 30, 2009	2,731,477
Non-cash reconciliation item for net income	$62,771

15. Subsequent events, page 16

9.	In future filings, please disclose the date through which subsequent events have been evaluated. Refer to paragraph 12 of SFAS 165 for guidance.

Response:

The comment is noted and we will comply accordingly in future filings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 17

Liquidity and Capital Resources, page 21

China Industrial Waste Management, Inc.
No. 1 Huaihe West Road, E-T-D Zone,
Dalian, China 116600

10.
In future filings, please provide a more comprehensive discussion regarding the collectability of your accounts receivable, as represents 19% of total current assets as of June 30, 2009. In this regard, we note that $878,098 of the $2,761,994 balance has been outstanding for over six months. Please explain what your normal collection period is and why you believe these amounts will be collected in full. Please also consider disclose the amount of accounts receivable that has subsequently been collected for each aging group disclosed in Note 4.

Response:

The comment is noted and we will comply accordingly in future filings.

The normal collection period of the Company ranges from 6 to 12 months. The outstanding balances aged over 1 year, totaling $442,330, were primarily consisting of balances outstanding from Dalian Pacific Multi-layer PCB Co., Ltd. and Dalian Pacific Electronics Co., Ltd. The Company has been a strategic partner with these two companies since the early 90’s. In the normal course of business, we purchase recyclable materials from these two companies, as well as providing industrial waste treatment services.

In 2009, the above mentioned companies were adversely affected by the global economic crisis, therefore, we extended the payment terms per request. However, the companies appear to be gradually experiencing a recovery and are approaching historic production levels. As discussed above, we believe these amounts will be collected in full.

11.
We note that your inventory balance has continued to increase even though sales have significantly declined. In future filings, please provide a discussion and analysis of the realizability of your inventory. For example, please consider disclosing the inventory turnover rates for each period presented and providing a discussion of the factors impacting material differences between reporting periods.

Response:

The comment is noted and we will comply accordingly in future filings.

12.
Given the significance of your capital expenditure projects to your liquidity, please include disclosures regarding the amount of funding you will need to complete your scheduled projects within the next 12 months along with how you intend to fund such projects.

China Industrial Waste Management, Inc.
No. 1 Huaihe West Road, E-T-D Zone,
Dalian, China 116600

Response:

The comment is noted and we will comply accordingly in future filings.

Item 4T. Controls and Procedures, page 23

13.
We note your statement that “any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.” Please revise your disclosure in future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Response:

The comment is noted and we will comply accordingly in future filings.

We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings. We welcome the opportunity to speak with staff member directly in an effort to expedite the review process.

Sincerely,

Dong Jinqing
Chief Executive Officer